                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                              (AMENDMENT NO. 2)(1)


                       Terra Nova (Bermuda) Holdings Ltd.
             -------------------------------------------------------
                                (Name of Issuer)

                    Class A Ordinary Shares, $5.80 Par Value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    G87615103
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

Not applicable.

                                Page 1 of 5 Pages
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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================================================================================
       CUSIP No. G87615103                       13G          Page 2 of 5 Pages
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Allen W. Fulkerson
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

         Not Applicable                                                  (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                             5    SOLE VOTING POWER
 NUMBER OF SHARES
 BENEFICIALLY  OWNED BY EACH                          3,460
 REPORTING PERSON WITH                     -------------------------------------
                                             6    SHARED VOTING POWER

                                                      1,409,696
                                           -------------------------------------
                                             7    SOLE DISPOSITIVE POWER

                                                      1,500
                                           -------------------------------------
                                             8    SHARED DISPOSITIVE POWER

                                                      1,409,696
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,413,156
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

         IN
================================================================================

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1(a)   NAME OF ISSUER:

            Terra Nova (Bermuda) Holdings Ltd.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            Richmond House
            12 Par-La-Ville Road
            Hamilton HM 008, Bermuda

ITEM 2.

(a)         NAME OF PERSON FILING.

            Allan W. Fulkerson

(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            Century Capital Management, Inc.
            One Liberty Square
            Boston, MA 02109

(c)         CITIZENSHIP

            U.S.A.

(d)         TITLE OF CLASS OF SECURITIES.

            Class A Ordinary Shares, $5.80 par value

(d)         CUSIP NUMBER.

            G87615103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)[ ]  Broker or Dealer registered under Section 15 of the Exchange
                Act.
        (b)[ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
        (d)[ ] Investment company registered under Section 8 of the Investment Company Act.
        (e)[ ]  An investment advisor in accordance with Rule
                13d-1(b)(1)(ii)(E).
        (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
        (g)[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
        (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
        (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                                   Page 3 of 5
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        (j)[ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check
        this box.   [ ]

        Not applicable; this statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

ITEM 4.     OWNERSHIP.

        (a) AMOUNT BENEFICIALLY OWNED AS OF DECEMBER 31, 1998.

            1,413,156(1)

        (b) PERCENT OF CLASS.

            5.6%

            The foregoing percentage is calculated based upon 25,366,734 Class A Ordinary Shares outstanding as of November 16, 1998.

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   Sole power to vote or to direct the vote:              3,460
            (ii)  Shared power to vote or to direct the vote:        1,406,696
            (iii) Sole power to dispose or to direct the
                  disposition of:                                        1,500
            (iv)  Shared power to dispose or to direct
                  the disposition of:                                1,406,696

ITEM 5.     OWNERSHIP OF      FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Mr. Fulkerson is the president and either sole or controlling stockholder of two registered investment advisors exercising voting and investment power over an aggregate of 1,409,696 shares held of record by three limited partnerships. Accordingly, Mr. Fulkerson may be deemed to have indirect beneficial ownership over all such shares. Each of the three limited partnerships is a passive investment fund managed for the benefit of its diverse limited partner investors, and such entities do not act as a group with respect to the shares of the issuer. Mr. Fulkerson disclaims beneficial ownership of all shares beneficially owned by such entities, except to the extent of his actual pecuniary interest in such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

------------
(1) Includes an aggregate of 1,409,696 shares as to which investment advisory entities controlled by Mr. Fulkerson hold voting and investment power and as to which Mr. Fulkerson disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares. See also Item 6.

                                   Page 4 of 5
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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.

EXHIBITS.

            None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and accurate.

                                               February 12, 1999
                                               -------------------------
                                               Date

                                              /s/ Allan W. Fulkerson
                                               -------------------------
                                               Allan W. Fulkerson





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